UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9
405 31 Göteborg, Sweden
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Shareholder Loan Conversion and Term Facility Agreement Amendment

Snita Holding B.V. (“Snita”) has agreed with Polestar Automotive Holding UK PLC (“Polestar”) to convert in two tranches approximately USD 339 million of the outstanding principal owed by Polestar under the Term Facility Agreement, dated November 3, 2022, as amended by an Amendment Letter dated November 8, 2023, an Amendment Letter dated August 21, 2024 and an amendment letter dated as of March 31, 2026 (the “Third Facility Amendment”) (the “Snita Term Loan Facility”), into Polestar equity at a conversion price of USD 16.97 per share, which represents 95% of the 30-day volume-weighted average price up to March 27, 2026, of Polestar’s Class A American Depositary Shares (“ADSs”) as traded on the Nasdaq Global Market. The Third Facility Amendment extends the maturity of the remaining approximately USD 726 million of loan principal (USD 661 million after closing of the second tranche of the conversion) under the Snita Term Loan Facility to December 31, 2031, and changes the margin of the Snita Term Loan Facility from 4.97% to 5.4%. This conversion is expected to be completed in two tranches. The first tranche is expected to be completed on March 31, 2026, whereby Snita will convert approximately USD 274 million of principal outstanding under the Snita Term Loan Facility into 16,150,000 Class A ADSs of Polestar. The second tranche, which is expected to be completed during the second quarter and is subject to a June 30, 2026 deadline, will convert approximately USD 65 million of Snita Term Loan Facility loan principal for which Snita will receive 3,850,000 Class A ADSs of Polestar. The closing of the second tranche is anticipated to occur immediately following the previously announced conversion by Geely Sweden Holdings AB of approximately USD 300 million of its outstanding principal and interest owed by Polestar under a Term Facility Agreement, dated November 8, 2023, into Polestar equity, which remains subject to regulatory approvals. In the event that Polestar issues new equity in the future that results in the dilution of Snita’s holdings, the conversion agreement provides Snita with the right to convert additional principal amount of loans outstanding under Snita Term Loan Facility into Polestar equity so as to maintain a beneficial ownership in Polestar of 19.9% of the combined Class A and Class B ADSs in issue, and Snita has agreed to consider effecting such further conversions.

Footprint Consolidation Agreement

Volvo Car Corporation and Polestar have entered into a footprint consolidation agreement that provides for the consolidation of global manufacturing of the Polestar 3 (excluding the China domestic market) at the Charleston, South Carolina facility. During a transitional period until the fourth quarter of 2026, the parties will wind down certain activities and obligations related to the current manufacturing scheme for the Polestar 3 and prepare the Charleston facility for expanded production capabilities, subject to conditions described in the agreement.

A copy of the press release announcing the conversion and the Polestar 3 footprint consolidation is attached hereto as Exhibit 99.1. The conversion agreement, Third Facility Amendment and consolidation agreement will be filed with Polestar’s FY25 20-F.

This Report on Form 6-K, except for Exhibit 99.1, shall be deemed to be incorporated by reference into Polestar’s registration statement on Form S-8 (File No. 333-267146), registration statement on Form F-3 (File No. 333-266101) and registration statement on Form F-3 (File No. 333-274918) and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-looking statements

Certain statements in this Report on Form 6-K may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Polestar, including the timing and completion of the loan conversion. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) Polestar’s ability to enter into or maintain agreements or partnerships with its strategic partners, including Volvo Cars and Geely, original equipment manufacturers, vendors and technology providers; (2) Polestar’s ability to maintain relationships with its existing suppliers, source new suppliers for its critical components and enter into longer term supply contracts and complete building out its supply chain; (3) Polestar’s ability to raise additional funding; (4) Polestar’s ability to successfully execute cost-cutting activities and strategic efficiency initiatives; (5) Polestar’s estimates of expenses, profitability, gross margin, cash flow, and cash reserves; (6) Polestar’s ability to continue to meet stock exchange listing standards; (7) changes in domestic and foreign business, market, financial, political and legal conditions; (8) demand for Polestar’s vehicles or car sale volumes, revenue and margin development based on pricing, variant and market mix, cost reduction efficiencies, logistics and growing aftersales; (9) delays in the expected timelines for the development, design, manufacture, launch and financing of Polestar’s vehicles and Polestar’s reliance on a limited number of vehicle models to generate revenues; (10) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (11) risks related to product recalls, regulatory fines and/or an unexpectedly high volume of warranty claims; (12) Polestar’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Polestar by its partners in order for Polestar to be able to increase its vehicle production volumes; (13) the ability of Polestar to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (14) risks related to future market adoption of Polestar’s offerings; (15) risks related to Polestar’s current distribution model and the evolution of its distribution model in the future; (16) the effects of competition and the high barriers to entry in the automotive industry and the pace and depth of electric vehicle adoption generally on Polestar’s future business; (17) changes in regulatory requirements (including environmental laws and regulations and regulations related to connected vehicles), governmental incentives, tariffs and fuel and energy prices; (18) Polestar’s reliance on the development of vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (19) Polestar’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from electric vehicle fires; (20) the outcome of any potential litigation, including litigation involving Polestar and Gores Guggenheim, Inc., government and regulatory proceedings, including the NHTSA investigation into the Polestar 2 rear view camera, tax audits, investigations and inquiries; (21) Polestar’s ability to continuously and rapidly innovate, develop and market new products; (22) the impact of the ongoing conflict between Ukraine and Russia and the conflict with Iran and the conflict in the Red Sea; and (23) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the SEC by Polestar. There may be additional risks that Polestar presently does not know or that Polestar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this Form 6-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Polestar assumes no obligation to update these forward-looking statements, even if new information becomes available in the future, except as may be required by law.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release of Polestar Automotive Holding UK PLC, dated March 31, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLESTAR AUTOMOTIVE HOLDING UK PLC

Date: March 31, 2026	By:	/s/ Michael Lohscheller
	Name:	Michael Lohscheller
	Title:	Chief Executive Officer

Date: March 31, 2026	By:	/s/ Jean-François Mady
	Name:	Jean-François Mady
	Title:	Chief Financial Officer